File No. 074-00015






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3

                                QUARTERLY REPORT


                     For the quarter ended December 31, 2001


         Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                   Act of 1935






                                       by
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                                  FORM U-9C-3
                    For the Quarter Ended December 31, 2001

                                    CONTENTS

                                                             Page

ITEM 1 - Organization Chart                                    1

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                                 9

ITEM 3 - Associated Transactions                              10

ITEM 4 - Summary of Aggregate Investment                      11

ITEM 5 - Other Investments                                    11

ITEM 6 - Financial Statements and Exhibits                    12
             Statements of Income
             Balance Sheet
             Exhibits

ITEM 1 - ORGANIZATION CHART

   Company names are indented and numbered to identify them as subsidiaries of the company that is listed immediately above them at the next tier. Some companies are subsidiaries of more than one company. The reference code for each subsidiary refers to the supplemental schedule to the organization chart that provides details regarding date and state of organization, nature of business, etc. required to be reported under Item 1.

                                                                                 Reference Code

   00. American Electric Power Company, Inc.
     01. American Electric Power Service Corporation
     01. AEP C&I Company, LLC                                                                 1
       02. AEP Ohio Commercial & Industrial Retail Company, LLC                               2
       02. AEP Texas Commercial & Industrial Retail GP, LLC                                   3
         03. AEP Texas Commercial & Industrial Retail Limited Partnership                     4
       02. AEP Texas Commercial & Industrial Retail Limited Partnership                       4
       02. AEP Gas Power GP, LLC                                                              5
         03. AEP Gas Power Systems, LLC                                                       6
     01. AEP Coal, Inc.                                                                       7
       02. Snowcap Coal Company, Inc.                                                         8
       02. AEP Kentucky Coal, LLC                                                             9
       02. AEP Ohio Coal, LLC                                                                10
       02. AEP West Virginia Coal, Inc.                                                      11
     01. AEP Energy Services, Inc.                                                           12
       02.  Energy Trading Platform Holding Company, Inc.                                    13
       02.  Intercontinental Exchange, Inc.                                                  91
     01. AEP Investments, Inc.
       02.  AEP EmTech, LLC                                                                  14
         03. Altra Energy Technologies, Inc.                                                 15
         03. Amperion, Inc.                                                                  16
     01. Mutual Energy L.L.C.                                                                17
       02. Mutual Energy Service Company, L.L.C.                                             18
       02. AEP Ohio Retail Energy, LLC                                                       19
     01.  AEP Power Marketing, Inc.                                                          20
     01. AEP T&D Services, LLC                                                               21
     01. AEP Pro Serv, Inc.
       02. Power-span Corp                                                                   22
       02. PHPK Technologies, Inc.                                                           23
     01. AEP Retail Energy LLC                                                               24
     01. AEP Texas POLR, LLC                                                                 25
       02. AEP Texas POLR GP, LLC                                                            26
         03. POLR Power, L.P.                                                                27
       02. POLR Power, L.P.                                                                  27
     01. Central and South West Corporation
       02. Public Service Company of Oklahoma
         03. Ash Creek Mining Company                                                        28
         03. AEMT, Inc.                                                                      29
         03. Powerware Solutions, Inc.                                                       30
         03. Utility Data Resources, Inc.                                                    31
       02. Southwestern Electric Power Company
         03.  The Arklahoma Corporation                                                      32
         03.  Southwest Arkansas Utilities Corporation                                       33
         03.  Dolet Hills Lignite Company, LLC                                               34
       02. CSW Energy, Inc.
         03. CSW Development-I, Inc.                                                         35
           04. Polk Power GP II, Inc.                                                        36
             05. Polk Power GP, Inc.                                                         37
               06. Polk Power Partners, LP                                                   38
                 07. Mulberry Holdings, Inc.                                                 39
           04. CSW Mulberry II, Inc.                                                         40
             05. CSW Mulberry, Inc.                                                          41
           04. Polk Power Partners, LP                                                       38
             05. Mulberry Holdings, Inc.                                                     39
           04. Noah I Power GP, Inc.                                                         42
             05. Noah I Power Partners, LP                                                   43
               06. Brush Cogeneration Partners                                               44
           04. Noah I Power Partners, LP                                                     43
             05. Brush Cogeneration Partners                                                 44
           04. Orange Cogeneration GP II, Inc.                                               45
             05. Orange Cogeneration G.P., Inc.                                              46
               06. Orange Cogeneration Limited Partnership                                   47
                 07. Orange Cogen Funding Corp.                                              48
                   08. Orange Holdings, Inc.                                                 49
           04. CSW Orange II, Inc.                                                           50
             05. CSW Orange, Inc.                                                            51
               06. Orange Cogeneration Limited Partnership                                   47
                 07. Orange Cogen Funding Corp.                                              48
                   08. Orange Holdings, Inc.                                                 49
         03. CSW Development-II, Inc.                                                        52
         03. CSW Ft. Lupton, Inc.                                                            53
           04. Thermo Cogeneration Partnership, L.P.                                         54
         03. CSW Sweeny GP I, Inc.                                                           55
           04. CSW Sweeny GP II, Inc.                                                        56
             05. Sweeney Cogeneration Limited Partnership                                    57
         03. CSW Sweeny LP I, Inc.                                                           58
           04. CSW Sweeny LP II, Inc.                                                        59
             05. Sweeney Cogeneration Limited Partnership                                    57
         03. CSW Nevada, Inc.                                                                60
         03. CSW Services International, Inc.                                                61
         03. Diversified Energy Contractors Company, LLC                                     62
           04. DECCO II LLC                                                                  63
             05. Diversified Energy Contractors, LP                                          64
           04. Diversified Energy Contractors, LP                                            64
           04. Industry and Energy Associates, L.L.C.                                        65
         03. CSW Eastex GP I, Inc.                                                           66
           04. CSW Eastex GP II, Inc.                                                        67
             05. Eastex Cogeneration Limited Partnership                                     68
         03. CSW Eastex LP I, Inc.                                                           69
           04. CSW Eastex LP II, Inc.                                                        70
             05. Eastex Cogeneration Limited Partnership                                     68
       02. EnerShop Inc.                                                                     71
         03. Envirotherm, Inc.                                                               72
       02. CSW Energy Services, Inc.                                                         73
         03. Nuvest, L.L.C.                                                                  74
           04. National Temporary Services, Inc.                                             75
             05. Octagon, Inc.                                                               76
           04. Numanco, L.L.C.                                                               77
             05. NuSun, Inc.                                                                 78
               06. Sun Technical Services, Inc.                                              79
               06. Calibration and Testing Corporation                                       80
             05. ESG Technical Services, L.L.C.                                              81
             05. National Environmental Services Technology, L.L.C.                          82
             05. ESG Indonesia, L.L.C.                                                       83
             05. ESG, L.L.C.                                                                 84
             05. Numanco Services, LLC                                                       85
       02. REP Holdco, Inc.                                                                  86
         03. Mutual Energy CPL L.P.                                                          87
         03. Mutual Energy WTU L.P.                                                          88
         03. Mutual Energy SWEPCO L.P.                                                       89
         03. REP General Partner LLC                                                         90
           04. Mutual Energy CPL L.P.                                                        87
           04. Mutual Energy WTU L.P.                                                        88
           04. Mutual Energy SWEPCO L.P.                                                     89

                                                                                Percentage
    Name of                             Energy or                               Of Voting
    Reporting Company                   Gas-related  Date of       State of     Securities
                                        Company      Organization  Organization Held       Nature of Business
    -----------------                   -------      ------------  ------------ ----       ------------------
   1AEP C&I Company, LLC                  Energy     10/10/00      Delaware     100%       Marketing of natural gas, electricity or
                                                                                           energy related products
   2AEP Ohio Commercial & Industrial      Energy     10/10/00      Delaware     100%       Marketing of natural gas, electricity or
    Retail Company, LLC                                                                    energy related products
   3AEP Texas Commercial & Industrial     Energy     12/11/00      Delaware     100%       Marketing of natural gas, electricity or
    Retail GP, LLC                                                                         energy related products
   4AEP Texas Commercial & Industrial     Energy     12/12/00      Delaware     100%       Marketing of natural gas, electricity or
    Retail Limited Partnership                                                             energy related products
   5AEP Gas Power GP, LLC                 Energy     12/19/00      Delaware     100%       Distributed generation products
   6AEP Gas Power Systems, LLC            Energy     07/09/96      Delaware     75%        Distributed generation products
   7AEP Coal, Inc.                        Energy     10/29/01      Nevada       100%       Coal Mining
   8Snowcap Coal Company, Inc.            Energy     10/29/01      Delaware     100%       Coal Mining
   9AEP Kentucky Coal, LLC                Energy     10/29/01      Delaware     100%       Coal Mining
  10AEP Ohio Coal, LLC                    Energy     10/26/01      Delaware     100%       Coal Mining
  11AEP West Virginia Coal, Inc.          Energy     10/29/01      Nevada       100%       Coal Mining
  12AEP Energy Services, Inc.             Energy     09/24/96      Ohio         100%       Broker and market energy commodities
  13Energy Trading Platform Holding       Energy     04/28/00      Delaware     16.7%      Energy Marketing
    Company, Inc.
  14AEP EmTech, LLC                       Energy     01/03/01      Delaware     100%       Development & commercialization of
                                                                                           electrotechnologies
  15Altra Energy Technologies, Inc.       Energy     08/19/97      Delaware     5%         Energy Marketing software
  16Amperion, Inc.                        Energy     02/16/01      Delaware     38.30%     Non-regulated energy-related services
                                                                                           and projects
  17Mutual Energy L.L.C.                  Energy     12/17/99      Delaware     100%       Marketing of natural gas, electricity or
                                                                                           energy related products
  18Mutual Energy Service Company,        Energy     09/05/00      Delaware     100%       Marketing of natural gas, electricity or
    L.L.C.                                                                                 energy related products
  19AEP Ohio Retail Energy, LLC           Energy     09/05/00      Delaware     100%       Marketing of natural gas, electricity or
                                                                                           energy related products
  20AEP Power Marketing, Inc.             Energy     07/22/96      Ohio         100%       Marketing of natural gas, electricity or
                                                                                           energy related products
  21AEP T&D Services, LLC                 Energy     12/12/00      Delaware     100%       Energy services including operations,
                                                                                          supply chain,transmission and distribution
  22Powerspan Corp                        Energy     05/14/97      Delaware     9.80%      Pollution Control Technology Development
  23PHPK Technologies, Inc.               Energy     07/01/91      Ohio         40.40%     Cryogenic and Vacuum Equipment
                                                                                           Manufacture & Service
  24AEP Retail Energy LLC                 Energy     06/28/00      Delaware     100%       Marketing of natural gas, electricity or
                                                                                           energy related products
  25AEP Texas POLR, LLC (fka AEP Texas    Energy     12/11/00      Delaware     100%       Marketing of natural gas, electricity or
    Retail GP, LLC)                                                                        energy related products
  26AEP Texas POLR GP, LLC                Energy     11/14/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                           energy related products
  27POLK Power, L.P.                      Energy     11/14/01      Delaware     100.00%    Marketing of natural gas, electricity or
                                                                                           energy related products
  28Ash Creek Mining Company              Energy     11/04/76      Oklahoma     100%       Coal mining - inactive
  29AEMT, Inc.                            Energy     12/23/97      Florida      0%         Power conditioning product mfg and sales
  30Powerware Solutions, Inc.             Energy     02/15/94      Texas        4.00%      Energy Management Systems for water
                                                                                           utilities
  31Utility Data Resources, Inc.          Energy     12/30/97      Delaware     4.50%      Electricity pricing, management
                                                                                           consulting and software
  32The Arklahoma Corporation             Energy     05/16/47      Arkansas     44.20%     Electric Transmission
  33Southwest Arkansas Utilities          Energy     03/22/28      Arkansas     100.00%    Inactive
    Corporation
  34Dolet Hills Lignite Company, LLC      Energy     04/09/01      Delaware     100%       Coal Mining
  35CSW Development-I, Inc.               Energy     12/06/90      Delaware     100%       Qualifying Facility
  36Polk Power GP II, Inc.                Energy     03/20/95      Delaware     50%        Qualifying Facility
  37Polk Power GP, Inc.                   Energy     09/18/91      Delaware     100%       Qualifying Facility
  38Polk Power Partners, LP               Energy     02/19/92      Delaware     50%        Qualifying Facility
  39Mulberry Holdings, Inc.               Energy     10/28/99      Delaware     100%       Qualifying Facility
  40CSW Mulberry II, Inc.                 Energy     03/21/95      Delaware     100%       Qualifying Facility
  41CSW Mulberry, Inc.                    Energy     02/03/94      Delaware     100%       Qualifying Facility
  42Noah I Power GP, Inc.                 Energy     05/14/91      Delaware     100%       Qualifying Facility
  43Noah I Power Partners, LP             Energy     05/16/91      Delaware     100%       Qualifying Facility
  44Brush Cogeneration Partners           Energy     06/17/94      Delaware     50%        Qualifying Facility
  45Orange Cogeneration GP II, Inc.       Energy     03/16/95      Delaware     50%        Qualifying Facility
  46Orange Cogeneration G.P., Inc.        Energy     02/05/93      Delaware     100%       Qualifying Facility
  47Orange Cogeneration Limited           Energy     02/05/93      Delaware     50.00%     Qualifying Facility
    Partnership
  48Orange Cogen Funding Corp.            Energy     06/11/92      Delaware     100%       Qualifying Facility
  49Orange Holdings, Inc.                 Energy     10/28/99      Delaware     100%       Qualifying Facility
  50CSW Orange II, Inc.                   Energy     03/16/95      Delaware     100%       Qualifying Facility
  51CSW Orange, Inc.                      Energy     04/21/93      Delaware     100%       Qualifying Facility
  52CSW Development-II, Inc.              Energy     06/11/92      Delaware     100%       Qualifying Facility
  53CSW Ft. Lupton, Inc.                  Energy     04/01/93      Delaware     50%        Qualifying Facility
  54Thermo Cogeneration Partnership,      Energy     03/17/93      Delaware     100%       Qualifying Facility
    L.P.
  55CSW Sweeny GP I, Inc.                 Energy     09/06/95      Delaware     100%       Qualifying Facility
  56CSW Sweeny GP II, Inc.                Energy     09/06/95      Delaware     100%       Qualifying Facility
  57Sweeney Cogeneration Limited          Energy     10/10/95      Delaware     50%        Qualifying Facility
    Partnership
  58CSW Sweeny LP I, Inc.                 Energy     09/06/95      Delaware     100%       Qualifying Facility
  59CSW Sweeny LP II, Inc.                Energy     09/06/95      Delaware     100%       Qualifying Facility
  60CSW Nevada, Inc.                      Energy     06/29/93      Delaware     100%       Energy Management
  61CSW Services International, Inc.      Energy     03/19/97      Delaware     100%       Non-regulated energy-related services
                                                                                           and projects
  62Diversified Energy Contractors        Energy     07/03/97      Delaware     100%       Non-regulated energy-related services
    Company, LLC
  63DECCO II LLC                          Energy     08/08/97      Delaware     100%       Non-regulated energy-related services
                                                                                           and projects
  64Diversified Energy Contractors, LP    Energy     08/18/98      Delaware     100%       Non-regulated energy-related services
                                                                                           and projects
  65Industry and Energy Associates,       Energy     05/26/98      Delaware     100%       Non-regulated energy-related services
    L.L.C.                                                                                 and projects
  66CSW Eastex GP I, Inc.                 Energy     09/04/98      Delaware     100%       Qualifying Facility
  67CSW Eastex GP II, Inc.                Energy     09/04/98      Delaware     100%       Qualifying Facility
  68Eastex Cogeneration Limited           Energy     09/09/98      Delaware     50%        Qualifying Facility
    Partnership
  69CSW Eastex LP I, Inc.                 Energy     09/04/98      Delaware     100%       Qualifying Facility
  70CSW Eastex LP II, Inc.                Energy     09/04/98      Delaware     100%       Qualifying Facility
  71EnerShop Inc.                         Energy     09/11/95      Delaware     100%       Energy Marketing Services
  72Envirotherm, Inc.                     Energy     01/18/82      Texas        100%       Energy Marketing Services
  73CSW Energy Services, Inc.             Energy     09/24/97      Delaware     100%       Energy Marketing Services
  74Nuvest, L.L.C.                        Energy     02/20/96      Delaware     92.90%     Staff Augmentation to Power Plants
  75National Temporary Services, Inc.     Energy     12/31/90      Pennsylvania 100%       Staff Augmentation to Power Plants
  76Octagon, Inc.                         Energy     11/05/93      Delaware     100%       Staff Augmentation to Power Plants
  77Numanco, L.L.C.                       Energy     04/08/96      Oklahoma     100%       Staff Augmentation to Power Plants
  78NuSun, Inc.                           Energy     04/26/88      Delaware     100%       Staff Augmentation to Power Plants
  79Sun Technical Services, Inc.          Energy     01/16/91      California   100%       Staff Augmentation to Power Plants
  80Calibration and Testing Corporation   Energy     01/02/80      California   100%       Staff Augmentation to Power Plants
  81ESG Technical Services, L.L.C.        Energy     07/16/99      Oklahoma     100%       Staff Augmentation to Power Plants
  82National Environmental Services       Energy     11/13/98      Oklahoma     100%       Staff Augmentation to Power Plants
    Technology, L.L.C.
  83ESG Indonesia, L.L.C.                 Energy     11/13/98      Oklahoma     100%       Staff Augmentation to Power Plants
  84ESG, L.L.C.                           Energy     11/27/96      Oklahoma     50%        Staff Augmentation to Power Plants
  85Numanco Services, LLC                 Energy     04/08/96      Oklahoma     100%       Staff Augmentation to Power Plants
  86REP Holdco, Inc.                      Energy     04/04/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                           energy related products
  87Mutual Energy CPL L.P.                Energy     04/04/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                           energy related products
  88Mutual Energy WTU L.P.                Energy     04/04/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                           energy related products
  89Mutual Energy SWEPCO L.P.             Energy     04/04/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                           energy related products
  90REP General Partner LLC               Energy     04/04/01      Delaware     100%       Marketing of natural gas, electricity or
                                                                                           energy related products
  91Intercontinental Exchange, Inc.       Energy     06/16/00      Delaware     4.87       Energy Marketing

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
--------     --------     --------      --------     -------     -------------     ----------     -------------
                       (in thousands)                                                             (in thousands)
NONE

FINANCING AMONG ASSOCIATE COMPANIES:

Company                     Type of      Principal                              Person to
Issuing                     Security     Amount of     Issue or     Cost of     Whom Security
Security                    Issued       Security      Renewal      Capital     Was Issued
--------                    --------     --------      --------     -------     -------------
                                      (in thousands)
Sweeny Cogen Unit #4        Loan Note      9,876       -            -           CSW Energy, Inc.

CSW Power Marketing, Inc.   Loan Note        220       -            -           CSW Energy, Inc.

CAPITAL CONTRIBUTIONS:
Company                   Company
Contributing              Receiving      Amount of
Capital                   Capital        Capital Contributions
-------------             ---------      ---------------------
                                         (in thousands)
None

ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies

Reporting      Associate
Company        Company               Types of      Direct       Indirect                  Total
Rendering      Receiving             Services      Costs        Costs       Cost          Amount
Services       Services              Rendered      Charged      Charged     of Capital    Billed
---------      ---------             --------      -------      -------     ----------    ------
                                                                  (in thousands)

Nuvest, LLC    South Texas Project   Engineering   $   307       -           -            $   307
Nuvest, LLC    D.C. Cook             Engineering     4,733       -           -              4,733

Part II -- Transactions performed by associate companies on behalf of reporting companies

Associate                          Reporting
Company                            Company         Types of                    Direct    Indirect               Total
Rendering                          Receiving       Services                    Costs     Costs     Cost         Amount
Services                           Services        Rendered                    Charged   Charged   of Capital   Billed
---------                          ---------       --------                    -------   --------  ----------   ------
                                                                                            (in thousands)
American Electric
  Power Service Corporation        AEPES           Administrative & Marketing  $25,997     $3,976      $ -      $29,973
AEP Resources Gas Holding Company  AEPES           Administrative               11,428       -           -       11,428
CSW Energy, Inc.                   Polk Power
                                    Partners, L.P. Plant Services                  355        203        -          558
CSW Energy, Inc.                   Orange
                                    Cogeneration
                                    L.P.           Plant Services                  634        206        -          840
CSW Dev I, Inc.                    Polk Power
                                    Parnters, L.P. Plant Services                  136       -           -          136
CSW Services International Inc.    Eastex
                                    Cogeneration
                                    L.P.           Plant Services                  328       -           -          328
CSW Services International Inc.    Sweeny
                                    Cogeneration
                                    L.P.           Plant Services                  384        275        -          659
                                                                               -------     ------      ----     -------
      Total                                                                    $39,262     $4,660      $ -      $43,922
                                                                               =======     ======      ====     =======

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
                                                                 (in thousands)
   Total consolidated capitalization
      as of December 31, 2001                               $23,914,561(a)          Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                3,587,184             Line 2

   Greater of $50 million or line 2                                     $3,587,184  Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related Category 1: Energy Services                 19,302
      Energy-related Category 5: Energy Marketing               680,948
      Energy-related Category 7: Maintenance Services            53,133
      Energy-related Category 8: Qualifying Facility          1,440,955
      Energy-related Category 10: Other Form of Energy           85,716
      Energy-related Category 2,3,4,6,9                          62,200
          Total current aggregate investment                             2,342,254  Line 4
                                                                        ----------

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                 $1,244,930  Line 5
                                                                        ==========
(a) Includes short-term debt.

Investments in gas-related companies:

   NONE

ITEM 5 - OTHER INVESTMENTS

Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
-----------------     ------------------    ------------------    ------------------------
                                   (in thousands)
CSW Energy services
Invested prior to
April 1, 1997         $  2,696              $  2,696              Amounts are excluded from Item 4

Qualifying facility
Invested prior to
April 1, 1997         $194,644              $194,644              Amounts are excluded from Item 4

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         List all financial statements and exhibits filed as a part of this report.

Financial Statements:
     Balance sheets and Income Statements for period ended December 31, 2001 are filed confidentially under a separate cover for: AEP Energy Services, Inc.
        AEP Retail Energy, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Ft. Lupton, Inc.
        Sweeny Companies (consolidated)
        Enershop, Inc.
        CSW Energy Services, Inc.
        CSW Power Marketing, Inc.
        Diversified Energy Contractors Company (DECCO)
        CSW Services International
        Eastex Cogeneration LP Nuvest, LLC
        AEP C&I Company, LLC
        AEP Gas Power GP, LLC
        AEP Gas Power System GP, LLC
        AEP Ohio C&I Retail Company
        AEP Retail Energy, LLC
        AEP T&D Services, LLC
        AEP Texas C&I Retail GP, LLC
        AEP Texas Retail GP, LLC
        Mutual Energy LLC
        Mutual Energy Service Company
        Dolet Hills Lignite Company
        CSW Energy Consolidated
        CSWI Consolidated








Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

                                   CERTIFICATE

         The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

         AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2001 (the "Quarterly Report on Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

         The names and addresses of the Specific State Commissions are:

                  Indiana Utility Regulatory Commission
                  302 West Washington Street, E 306
                  Indianapolis, Indiana   46204

                  Kentucky Public Service Commission
                  730 Schenkel Lane
                  P.O. Box 615
                  Frankfort, Kentucky   40602

                  Michigan Public Service Commission
                  6545 Mercantile Way
                  P.O. Box 30221
                  Lansing, Michigan   48909

                  Public Service Commission of West Virginia
                  201 Brooks Street
                  P.O. Box 812
                  Charleston, West Virginia   25323

                  Tennessee Regulatory Authority
                  460 James Robertson Parkway
                  Nashville, Tennessee  37243-0505

                  The Public Utilities Commission of Ohio
                  180 East Broad Street
                  Columbus, Ohio   43215

                  Virginia State Corporation Commission
                  1300 East Main Street
                  P.O. Box 2118
                  Richmond, Virginia   23216

                  Arkansas Public Service Commission
                  1000 Center
                  P.O. Box 400
                  Little Rock, AR  72203-0400

                  Louisiana Public Service Commission
                  One American Place
                  P.O. Box 91154
                  Baton Rouge, LA  70821-9154


                  Oklahoma Corporation Commission
                  2102 N. Lincoln Blvd.
                  P.O. Box 52000-2000
                  Oklahoma City, OK  73152-2000

                  Public Utility Commission of Texas
                  1701 N. Congress Avenue
                  Austin, TX  78701


         IN WITNESS WHEREOF, I have hereunto set my hand as of the 28th day of March, 2002.

                                                     /s/ A. A. Pena
                                                     -------------------------
                                                     A. A. Pena
                                                     Treasurer

                                    SIGNATURE





         The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.





                                        AMERICAN ELECTRIC POWER COMPANY, INC.

                                            By   /s/ A. A. Pena
                                                --------------------
                                                   A. A. Pena
                                                   Treasurer







March 28, 2002